UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number: 001-42951

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WeShop Holdings Limited
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Hawk House
22 The Esplanade
Jersey,
JE1 1HH
Channel Islands
+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
        Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Waiver of Lock-In Restrictions in Respect of Shares Held by Sidney PTC Limited
Under Article 7.2.1 of the Memorandum and Articles of Association (the “Articles”) of WeShop Holdings Limited (the “Company”), shareholders who held Class A ordinary shares in the Company immediately prior to November 14, 2025 are subject to a 365-day lock-in period commencing on the date of the Company’s listing on the Nasdaq Stock Market LLC, except with the prior written consent of the Company’s board of directors (the “Board”) or as otherwise permitted by the Articles. Article 7.2.3 of the Articles permits a majority of the Board to waive the lock-in restrictions in exceptional circumstances where doing so is in the best interest of the Company.
On June 23, 2026, the Board resolved to waive the lock-in restrictions in respect of the Class A ordinary shares held by Sidney PTC Limited (“Sidney”), with effect from July 13, 2026. Sidney holds approximately 21.3% of the Company’s issued and outstanding Class A ordinary shares in its capacity as trustee of a discretionary trust, as disclosed in the Company’s most recent Annual Report on Form 20-F. Following the waiver taking effect, such shares will no longer be subject to the lock-in restrictions under the Articles and will be freely transferable, subject to applicable securities laws.
Following the waiver of the lock-up restrictions applicable to the shares held by Sidney, 2,453,125 Class A ordinary shares previously subject to transfer restrictions will become freely tradable. As a result, approximately 6,557,501 Class A ordinary shares, representing approximately 57.0% of the Company's 11,513,102 issued and outstanding Class A ordinary shares as of the 13th of July 2026, will not be subject to lock-up or other contractual transfer restrictions.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
WESHOP HOLDINGS LIMITED

By: /s/ Maria Weaver
Name: Maria Weaver
Title: Chief Executive Officer
Date: July 13, 2026